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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                             -----------------------
                            EGREETINGS NETWORK, INC.
                       (Name of Subject Company (Issuer))

                         AMERICAN GREETINGS CORPORATION
                              AGC INVESTMENTS, INC.
                         AMERICAN PIE ACQUISITION CORP.
                           AMERICANGREETINGS.COM, INC.
                       (Name of Filing Persons, Offerors)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    282343102
                      (CUSIP Number of Class of Securities)
                             -----------------------
                              Tammy L. Martin, Esq.
                           AmericanGreetings.com, Inc.
                               Three American Road
                               Cleveland, OH 44144
                                 (216) 889-5000

                                    Copy to:
                                 Lyle G. Ganske
                           Jones, Day, Reavis & Pogue
                                   North Point
                               901 Lakeside Avenue
                               Cleveland, OH 44114
                                 (216) 586-3939

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                             -----------------------


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

                            CALCULATION OF FILING FEE

------------------------------------ -------------------------------------------
         Transaction Valuation(1)                  Amount of Filing Fee(2)
         $30,829,435                               $6,166
------------------------------------ -------------------------------------------

[X]      Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

         Amount Previously Paid:  $6,166              Filing Party:  American Pie Acquisition Corp.
                                  ----------------                   AmericanGreetings.com, Inc.
                                                                     ---------------------------
         Form or Registration No.: Schedule TO        Date Filed:    February 12, 2001
                                   --------------                    ----------------------


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.

         [ ] issuer tender offer subject to Rule 13e-4.

         [X] going-private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


------------------------
1 Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase at $0.85 per share, pursuant to the Offer To Purchase, of all 33,007,900 shares of common stock (the "Shares"), of Egreetings Network, Inc. outstanding as of January 29, 2001, and 2,817,720 Shares issuable upon exercise of certain options and 444,304 Shares issuable upon exercise of certain warrants.

2 The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate of the value of the transaction.

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         This Amendment No. 2 to the Tender Offer Statement on Schedule TO, as
amended ("Schedule TO"), that relates to the offer by American Pie Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of AmericanGreetings.com, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Egreetings Network, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.85 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer To Purchase, dated February 12, 2001 (the "Offer To Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), which are annexed to and filed with Schedule TO as Exhibits (a)(1) and (a)(8), respectively. This Schedule TO is being filed on behalf of American Greetings Corporation, AGC Investments, Inc., Parent and Purchaser.

ITEM 4.       TERMS OF THE TRANSACTION.

           Item 4 is hereby amended and supplemented by adding to the end thereof the following:

           The section entitled "The Offer - 13. Certain Conditions of the Offer" in the Offer To Purchase is hereby supplemented by adding to the end thereof the following:

           "On March 12, 2001, AmericanGreetings.com caused American Pie to waive the Offer Condition set forth in paragraph (c)(iii) of this Section 13 to the extent described in the press release issued by AmericanGreetings.com. on that date."

           The Securities and Exchange Commission has recently changed its guidance concerning the timing for informing stockholders of a subsequent offering period and no longer requires advance notice of a decision to include a subsequent offering period. Consequently, the ninth full paragraph in the section entitled "Summary Term Sheet" in the Offer To Purchase (the second full paragraph on page 2 of the Offer To Purchase) is hereby amended and supplemented by deleting the fourth sentence thereof, and the tenth full paragraph in the section entitled "The Offer - 1. Terms of the Offer" in the Offer To Purchase (the second full paragraph on page 14 of the Offer To Purchase) is hereby amended by deleting the second sentence thereto. If the Purchaser elects to include a subsequent offering period, it will notify stockholders when it announces the results of the Offer.

ITEM 11. ADDITIONAL INFORMATION.

         Item 11 is hereby amended and supplemented by adding to the end thereof the following:

         On March 13, 2001, Parent issued a press release, a copy of which is included as exhibit (a)(9) hereto and is incorporated herein by reference.

ITEM 12. EXHIBITS.

           Item 12 is hereby amended and supplemented by adding to the end thereof the following:

(a)(9)     Press release issued by Parent on March 13 2001.
(a)(10)    Press release issued by the Company on March 12, 2001.





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ITEM 13.      INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Item 13 is hereby amended and supplemented by adding to the end thereof the following:

         On March 12, 2001, the Company issued a press release, a copy of which is included as exhibit (a)(10) hereto and is incorporated herein by reference.












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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13,  2001             AMERICANGREETINGS.COM, INC.


                                  By:           /s/ Maureen Spooner
                                     ---------------------------------
                                       Name:    Maureen Spooner
                                       Title:   Chief Financial Officer

                                  AMERICAN PIE ACQUISITION CORP.


                                  By:           /s/ Maureen Spooner
                                     ---------------------------------
                                       Name:    Maureen Spooner
                                       Title:   Vice President of Finance and
                                                Administration, Treasurer and
                                                Secretary

                                  AMERICAN GREETINGS CORPORATION


                                  By:           /s/ William S. Meyer
                                     -----------------------------------
                                       Name:    William S. Meyer
                                       Title:   Senior Vice President and
                                                Chief Financial Officer

                                  AGC INVESTMENTS, INC.


                                  By:           /s/ Dale Cable
                                     ---------------------------------
                                       Name:    Dale Cable
                                       Title:   Treasurer


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                                  EXHIBIT INDEX

(a)(9)            Press release issued by Parent on March 13, 2001.
(a)(10)           Press release issued by the Company on March 12, 2001.